OPERATING AGREEMENT
for
#UNTRUTH LLC

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT") NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH MEMBERSHIP INTERESTS MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

OPERATING AGREEMENT
for
#UNTRUTH LLC

A.   This Operating Agreement is entered into as of May 19, 2021, by and among the "Managing Members" (whom hereinafter may be referred to collectively as "Members").

B.   The Members have formed a Delaware limited liability company (the "Company") under and pursuant to the Delaware Limited Liability Company Act, as the same may be amended from time to time.

C.   The Members enter into this Agreement to form and to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

NOW, THEREFORE, the Members agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement; and, when not so defined, shall have the meanings set forth in the Act.

1.   "Act" means the Delaware Limited Liability Company Act, as the same may be amended from time to time.

2.   "Agreement" means this Agreement, in its original form and as amended from time to time.

3.   "Capital Contribution" shall mean money, property or services contributed to the Company by a Member in exchange for an equity interest in the Company in accordance with, and subject to the terms and conditions of, this Agreement. A Capital Contribution shall not be deemed a loan.

1.4   "Managing Members" means Doc Shop Productions, Inc. ("Doc Shop Productions") and Bronson Park Film Co. ("Bronson Park Film") and or the entity(ies) or person(s) who from time to time succeed Doc Shop Productions and/or Bronson Park Film as Managing Members and who, in either case, are serving at the relevant time as Managing Members. The Managing Members may be referred to herein as "Managers".

1.5   "Net Income or Net Losses" means for any fiscal year (or portion thereof) the net income or net loss of the Company determined in accordance with the same principles as employed in determining the Company's taxable income or loss for U.S. federal income tax purposes taking into account the full amount of any recognized gains or losses. For purposes of this computation, taxable income or loss shall include every item requiring separate computation under Section 702(a) of the United States Code and shall include any items not deductible for tax purposes and not includible in income or loss for tax purposes.

1.6   "Percentage Interest" means the percentage ownership of the Company of each Member as set forth in the column entitled "Percentage Interest" contained in Exhibit A attached hereto and as recalculated from time to time pursuant to this Agreement.

1.7   "Project" means the audiovisual production currently titled "*#Untruth*", to which Company intends to produce and control all rights, including appurtenant and ancillary thereto. A copy of the synopsis for the Project is attached hereto as EXHIBIT B.

1.8   "Budget" shall mean the budget of the Project which may change as determined by the Managers. A copy of the budget for the Project is attached hereto as EXHIBIT C.

ARTICLE II
ORGANIZATIONAL MATTERS

2.1   The Managers have caused organizing documents in the form of the Certificate of Formation attached to this Agreement as EXHIBIT D, to be filed with the Delaware Secretary of State.

2.2   The name of the Company shall be #Untruth LLC.

2.3   The principal executive office of the Company shall be 5961 Tuxedo Terrace, Los Angeles, CA 90068, or such other place or places as may be determined by the Managers from time to time.

2.4   The registered agent for service of process on the Company shall be Agents and Corporations, Inc. whose address is 1201 Orange St, Suite 600, One Commerce Center, Wilmington, DE 19801. Managers from time to time may change the Company's agent for service of process.

2.5   The business of the Company shall be to develop, produce, exploit the Project and control the rights to the Project and to perform and conduct any other activities necessary or incidental to the foregoing or in the opinion of the Managers in furtherance of the objectives of the business of the Company.

2.6   The Managers intend the Company to be a limited liability company under the Act. Neither the Managers nor any Member shall take any action inconsistent with the law and the express intent of the parties to this Agreement.

2.7   The Managers intends the Company to be a partnership for federal and state income taxes, to the maximum extent possible. The rights and liabilities of the Managers shall be determined under the Act and this Agreement. To the extent that the rights of obligations of any Member or Manager are different because of any provision of this Agreement than those rights and obligations would be in the absence of that provision, this Agreement shall control to the extent permitted by the Act. Neither the Managers nor any Member shall take any action inconsistent with the express intent of the parties to this Agreement.

2.8   The "Term of Existence" of the Company shall commence on the effective date of filing of the Articles of Organization with the Delaware Secretary of State, which was May 19, 2021 and shall continue until the last expiration of copyright on the Project unless sooner terminated by the provisions of this Agreement, or as provided by law.

2.9   The names and addresses of the Managing Members are as follows:

DOC SHOP PRODUCTIONS, INC.
21700 Oxnard Street, Suite
1250Woodland Hills, CA 91367

BRONSON PARK FILM CO.
5961 Tuxedo Terrace
Los Angeles, CA 90068

ARTICLE III
CAPITAL AND CAPITAL CONTRIBUTIONS

3.1   Members shall contribute the Capital Contribution in the form of funds, services, property and other such benefits as necessary to produce the Project and cover other expenses as reasonably necessary.

3.2   The Company will comply with all applicable laws and regulations concerning securing financing hereunder.

3.3   The Managers shall contribute as their Capital Contribution services to the Company, including, but not limited to, producing the Project and other such services as applicable. The Managers may also be paid a salary for such services.

3.4   No Member may sell, donate or pass over his, her or its Economic Interest in Company to any third party without the express written consent of the Managers.

3.5   The current budget for the Project is attached hereto as EXHIBIT C.

ARTICLE IV
DISTRIBUTIONS

4.1   Net Income shall be allocated to the Managers in proportion to their Capital Contributions. Net Losses shall be allocated to the Managers, but only to the extent of their Capital Contributions.

4.2   Company's share of the so-called "net profits" derived from the Project (as defined pursuant to the waterfall negotiated by the Managers in good faith in a separate financing agreement) shall be divided equally between the Managers, subject to the payment to creative participants, if any, as mutually determined by the Managers pursuant to Section 5.3 below.

ARTICLE V
MANAGEMENT

5.1   The Company shall be managed by the Managers.

5.2   The Managers shall have the powers and duties set forth in this Agreement.

5.3 All decisions about, regarding or otherwise pertaining to the creative and business aspects of the Project, including, but not limited to, the production, distribution and exploitation of the Project shall be made by the mutual consent of the Managers.

5.4 All credits accorded on the Project shall be in the sole discretion of the Managers except to the extent such credit is controlled by a third party (e.g., financier, studio, union or guild requirements).

5.5 Each Manager shall have such authority to sign documents on behalf of the Company as agreed to by and between the Managers.

5.6 The Managers may have other business interests to which they devote a portion of their time. Managers shall devote such time to the conduct of the business of the Company as Managers, in their own good faith and discretion, deem necessary. Managers may not engage in other activities reasonably related to or competitive with the Project unless expressly agreed to by the Managers in writing.

5.7 It is agreed that active Managers may incur and pay certain reasonable and necessary business expenses (out-of-pocket) that will be paid without reimbursement from the Company, hereinafter referred to as unreimbursed partner expenses (collectively "UPE"). Such UPE, as determined appropriate for the effective operation of the Company may include, but are not limited to: automobile, phone and cell phone, meals and entertainment, home-office expenses, travel and lodging, and certain other project development costs. Any active Manager incurring UPE are entitled to deduct such expenses from gross income and self-employment income on its tax return and should consult with its tax advisors regarding substantiation and method of deduction. Notwithstanding the above, Managers may from time to time mutually agree to reimbursement from the Company for expenses that are in furtherance of the effective operation of the Company and the Project.


ARTICLE VI
ACCOUNTS AND ACCOUNTING


6.1 Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal business office, or at such other locations as the Managers may determine from time to time, and shall be open to inspection and copying on reasonable notice by any Member or the Member's authorized representatives during normal business hours, but no more than once per calendar year. The costs of such inspection and copying shall be borne solely by the Member individually and in no way shall be considered to increase the Member's Capital Contribution.

6.2 Financial books and records of the Company shall be kept on the accrual method of accounting, which shall be the method of accounting followed by the Company for federal income tax purposes. The fiscal year of the Company shall be January 1 to December 31.

6.3 Dan Partland is designated as the "Partnership Representative" to represent the Company (at the Company's expense) in connection with all tax authorities with respect to each applicable taxable year of the Company. The Managers may, from time to time, change the Company's Partnership Representative.

ARTICLE VII
MEMBERSHIP MEETINGS, VOTING, INDEMNITY

7.1   There shall be one class of membership. No Member shall have any rights or preferences in addition to or different from those possessed by any other Member. The Company may admit one or more additional Members upon such terms as are determined by the Company and the Managers. If new members are admitted, this Agreement will be appropriately amended.

7.2   The Managing Members shall maintain a controlling interest in the Company and make all decisions regarding the Company and the Project.

7.3   The Company may, but shall not be required, to issue certificates evidencing Membership Interests (Membership Interest certificates) to Members of the Company.

7.4   Members may participate in meetings through the use of conference telephones or similar communications equipment, provided that all Members participating in such meeting can hear one another. Such participation shall be deemed attendance at the meeting.

7.5   Subject to the Maximum Capitalization, additional Members may be admitted to the Company only if approved by the Managers. Exhibit A shall be amended to include the name, present mailing address and percentage ownership of any additional Members.

7.6   No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument on behalf of the Company. Accordingly, each Member shall indemnify, defend, and save harmless each other Member and the Company from and against any and all loss, cost, expense, liability or damage arising from or out of any claim based upon any action by such Member in contravention of the first sentence of this Section 6.6.

ARTICLE VIII
INDEMNIFICATION

8.1   The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any proceeding by reason of the fact that such Person was or is a Member, Manager, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee or other agent of Company, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful.

ARTICLE IX
DISSOLUTION AND WINDING UP

9.1. The Company shall be dissolved upon the first to occur of the following events:

9.1.1 The expiration or termination of the Company's rights and interest to the Project;

9.1.2 The expiration of the Term of Existence of the Company;

9.1.3 The sale of all or substantially all of the Company's assets;

9.1.4 Upon the vote of the Managers;

9.1.5 The happening of any event that makes it unlawful or impossible to carry on the business of the Company; or

9.1.6 Entry of a decree of judicial dissolution.

9.2. On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Managers shall wind up the affairs of the Company.

9.3. Each Member shall look solely to the assets of the Company for the return of the Member's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Member, such Member shall have no recourse against any other Member for indemnification, contribution, or reimbursement.

ARTICLE X
GENERAL PROVISIONS

10.1 PARTNERSHIP: NO THIRD PARTY BENEFICIARIES. This Agreement shall not be construed to establish a partnership or joint venture between or among any of the Members. No Member shall hold itself out to others contrary to the provisions hereof. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy contrary to the terms of this Agreement and neither party shall become liable or responsible for any representation, act or omission of such party whether referred to herein or not.

10.2 WAIVER: No waiver by any party hereto of the breach of any term or condition of this Agreement shall be deemed or construed to be a waiver of the breach of such term or condition in the future, or of any preceding or subsequent breach of the same or any other term or condition of this or any other agreement.

10.3 REMEDIES CUMULATIVE. All remedies, rights, undertakings, obligations and agreements contained in this Agreement shall be cumulative, and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of either party.

10.4 ASSIGNMENT: No Member may assign its rights or obligations hereunder without prior written consent of the Managers, which they may exercise at their sole discretion.

10.5 ADDITIONAL DOCUMENTS: Each party shall execute, acknowledge and deliver to the other, promptly upon the request of the other party thereof, any other instruments or documents necessary or desirable to evidence, effectuate, or confirm this Agreement or any of the terms and conditions hereof.

10.6 MODIFICATIONS: This Agreement, together with its exhibits, cannot be amended, modified or changed in any way whatsoever except by written instrument duly executed by the parties herein.

10.7 SEVERABILITY: In the event that any term, condition, covenant, agreement, requirement or provision herein contained shall be held by any court or arbitration tribunal having jurisdiction to be unenforceable, illegal, void or contrary to public policy, such term, condition, covenant agreement, requirement or provision shall be of no effect whatsoever upon the binding force or effectiveness of any of the others hereof, it being the intention and declaration of the parties hereto that had they or either of them, known of such unenforceability, illegality, invalidity or contrariety to public policy, they would have entered into a contract each with the other, containing all of the other terms, conditions, covenants, agreements, requirements, and provisions hereof.

10.8 NOTICES: All notices under this Agreement shall be in writing addressed to the Members' addresses specified herein, or at such other address as any party may designate from time to time by written notice to the others. All notices shall be served by U.S. mail ***and*** facsimile or electronic mail; recognized courier services such as Federal Express or DHL; or hand delivery addressed as specified above. The date of receipt by facsimile, electronic mail, or courier, as the case may be, shall be the date of service of notice.

10.9 ARBITRATION: All disputes arising out of this Agreement shall be submitted to arbitration in accordance with the rules of the Independent Film and Television Alliance before a single arbitrator in Los Angeles, CA. The prevailing party shall be entitled to reasonable outside attorneys' fees and costs. The arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof.

10.10 CHOICE OF LAW: This Agreement shall be construed in accordance with the laws of the State of California.

10.11 ENTIRE AGREEMENT: This Agreement shall be binding upon the parties hereto and their respective successors, licensees, assigns, and other representatives in perpetuity, and hereby cancels and supersedes all prior negotiations and understandings between the parties relating to the Project, and contains all of the terms, covenants, conditions, representations and warranties of the parties hereto in relation to the subject matter hereof.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement on the day and year first above written.

MANAGING MEMBERS:

DOC SHOP PRODUCTIONS, INC.

By: Dan Partland
Its: PRESIDENT

BRONSON PARK FILM CO.

By: Art Horan
Its: President

EXHIBIT A
LLC MEMBERS

NAME AND ADDRESS	MEMBERSHIP TYPE	PERCENTAGE INTEREST
Doc Shop Productions, Inc. 	Manager	50% of 100%
Bronson Park Film Co. 	Manager	50% of 100%